8/12

04036198

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CI Fund Management Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

AUG 13 2004

THOMSON FINANCIAL

FILE NO. 82- 4994 FISCAL YEAR 5/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 8/12/04

82-4994

RECEIVED
2004 AUG 12 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
5/31/04

Consolidated Financial Statements

CI Fund Management Inc.

May 31, 2004 and 2003

AUDITORS' REPORT

To the Shareholders of
CI Fund Management Inc.

We have audited the consolidated balance sheets of **CI Fund Management Inc.** ["CI"] as at May 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of CI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CI as at May 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
July 5, 2004.

Chartered Accountants

CI Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

[in thousands of dollars]

As at May 31

	2004 $	2003 $
ASSETS		
Current		
Cash	**25,117**	1,773
Client and trust funds on deposit *[note 3]*	**89,966**	—
Marketable securities	**28,829**	50,789
Accounts receivable and prepaid expenses *[note 10[c]]*	**96,438**	41,143
Income taxes recoverable	**6,881**	6,090
Future income taxes *[note 12]*	**27,865**	9,932
Total current assets	**275,096**	109,727
Capital assets *[note 7]*	**26,085**	4,689
Deferred sales commissions, net of accumulated amortization of $266,265 [2003 - $233,003]	**253,867**	145,876
Fund contracts *[notes 4 and 6]*	**1,010,682**	432,582
Goodwill *[note 4]*	**919,203**	329,680
Other assets *[note 8]*	**8,829**	3,096
	2,493,762	1,025,650
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 11]*	**116,068**	42,014
Client and trust funds payable *[note 3]*	**89,966**	—
Income taxes payable	**11,396**	—
Stock-based compensation *[note 10[b]]*	**46,127**	31,223
Deferred revenue	**4,272**	—
Current portion of long-term debt *[note 9]*	**25,538**	24,000
Total current liabilities	**293,367**	97,237
Deferred lease inducements	**2,712**	3,213
Long-term debt *[note 9]*	**219,627**	120,000
Future income taxes *[note 12]*	**442,765**	169,653
Total liabilities	**958,471**	390,103
Minority interest	**1,422**	2,822
Shareholders' equity		
Share capital *[note 10[a]]*	**1,740,983**	938,657
Deficit	**(207,114)**	(305,932)
Total shareholders' equity	**1,533,869**	632,725
	2,493,762	1,025,650

See accompanying notes

On behalf of the Board:

Director Director

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

[in thousands of dollars, except per share amounts]

Years ended May 31

	2004 $	2003 $
REVENUE		
Management fees	710,950	503,595
Administration fees	58,037	4,949
Redemption fees	43,375	50,251
Performance fees	2,833	112
Gain (loss) on sale of marketable securities	690	(4,971)
Other income	28,788	22,267
	844,673	576,203
EXPENSES		
Selling, general and administrative *[note 10[b]]*	198,174	152,766
Less: Expenses recovered from funds	109,782	92,244
Net selling, general and administrative	88,392	60,522
Investment advisor fees	58,583	50,574
Investment dealer fees	39,710	—
Trailer fees	197,766	147,422
Distribution fees to limited partnerships *[note 5]*	5,594	6,772
Amortization of deferred sales commissions *[note 2]*	33,988	169,940
Amortization of fund contracts	1,400	—
Interest *[note 9]*	8,588	5,495
Other	13,518	11,411
	447,539	452,136
Minority interest	5,390	4,085
Income before income taxes	391,744	119,982
Provision for (recovery of) income taxes *[note 12]*		
Current	86,314	94,628
Future	84,386	(45,638)
	170,700	48,990
Net income for the year	221,044	70,992
Deficit, beginning of year	(305,932)	(236,690)
Cost of shares repurchased in excess of stated value *[note 10[a]]*	(13,457)	(75,495)
Dividends declared	(108,769)	(64,739)
Deficit, end of year	(207,114)	(305,932)
Earnings per share *[note 10[d]]*	0.82	0.32
Diluted earnings per share *[note 10[d]]*	0.82	0.31

See accompanying notes

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[in thousands of dollars]

Years ended May 31

	2004 $	2003 $
OPERATING ACTIVITIES		
Net income for the year	221,044	70,992
Add (deduct) items not involving cash		
Loss (gain) on sale of marketable securities	(690)	4,971
Amortization of deferred sales commissions and fund contracts	35,388	169,940
Amortization of other	6,510	2,007
Stock-based compensation	16,479	39,283
Minority interest	5,390	4,085
Future income taxes	84,386	(45,638)
	368,507	245,640
Net change in non-cash working capital balances related to operations	1,036	(67,802)
Cash provided by operating activities	369,543	177,838
INVESTING ACTIVITIES		
Additions to capital assets	(7,390)	(254)
Purchase of marketable securities	(50,450)	(57,677)
Proceeds on sale of marketable securities	18,052	44,774
Sales commissions paid	(125,879)	(78,923)
Additions to other assets	(325)	—
Dispositions of other assets	—	823
Cash acquired (paid) on acquisitions, including transaction costs and cash acquired *[note 4]*	(412,133)	9,744
Cash used in investing activities	(578,125)	(81,513)
FINANCING ACTIVITIES		
Long-term debt *[note 9]*	101,165	61,500
Repurchase of share capital *[note 10[a]]*	(21,392)	(104,176)
Issuance of share capital *[notes 4 and 10[a]]*	265,948	14,192
Distributions to minority interest	(5,026)	(4,437)
Dividends paid to shareholders	(108,769)	(64,739)
Cash provided by (used in) financing activities	231,926	(97,660)
Net increase (decrease) in cash during the year	23,344	(1,335)
Cash, beginning of year	1,773	3,108
Cash, end of year	25,117	1,773
Supplemental cash flow information		
Interest paid	7,334	5,421
Income taxes paid	86,458	139,509

See accompanying notes

CI Fund Management Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2004 and 2003

CI Fund Management Inc. ["CI"] is incorporated under the laws of Ontario. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of presentation

The consolidated financial statements include the accounts of CI Fund Management Inc. ["CI"], CI Mutual Funds Inc. ["CIMF"], Assante Corporation ["Assante"], BPI Global Asset Management LLP ["BGAM"] and Skylon Capital Corp. ["Skylon"] and their subsidiaries.

Hereinafter, CI and its subsidiaries are referred to as CI.

CI's investment in Altrinsic Advisors, LLC, Altus Hedge Partners International Inc. and Trilogy Advisors, LLC are accounted for using the equity method. Accordingly, CI's proportionate share of earnings is included in income. During fiscal 2003, CI disposed of its investment in Altus Hedge Partners International Inc. During fiscal 2004, CI disposed of its investment in Trilogy Advisors, LLC.

Revenue recognition

Management fees are based upon the net asset value of the respective funds and are recognized on an accrual basis. Management fees received in advance of amounts earned are disclosed separately as deferred revenue.

Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis.

Redemption fees payable by unitholders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

Performance fees are recognized when performance thresholds have been satisfied and management is assured of their realization.

Deferred sales commissions

Commissions paid on sales of deferred sales charge mutual funds represent commissions paid by CI to brokers and dealers, and are recorded on the trade date of the sale of the applicable mutual fund securities. These commissions are deferred and amortized over 84 months from the date recorded.

Goodwill

Goodwill is recorded as the excess of purchase price over identifiable assets acquired. CI evaluates the carrying value of goodwill for each segment for potential impairment based on comparison to the allocated market capitalization by segment. If this test indicates a potential impairment for any segment, the carrying value of goodwill is evaluated against estimated discounted future cash flows for that segment. These evaluations are performed on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Fund contracts

Fund contracts are recorded net of any write-down for impairment. CI evaluates the carrying value of fund contracts for potential impairment based on estimated discounted future cash flows. These evaluations are performed on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Fund administration contracts are amortized on a straight-line basis over twenty-five years. Fund management contracts with definite lives are amortized on a straight-line basis over eight years. Fund management contracts with indefinite lives are not amortized.

Marketable securities

Marketable securities consist of investments in mutual fund units and shares of publicly traded companies. These investments are carried at the lower of cost and market value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. These assets are amortized over their estimated useful lives as follows:

Computer hardware	30% declining balance or straight-line over three to four years
Computer software	Straight-line over two to four years
Office equipment	20% declining balance or straight-line over five years
Leasehold improvements	Straight-line over the term of the lease
Property	Straight-line over twenty-five years

Foreign currency translation

Foreign currency denominated items are translated into Canadian dollars as follows:

Integrated foreign subsidiaries are financially or operationally dependent on CI. Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars using historical rates. Revenue and expenses are translated at average rates prevailing during the year. Translation exchange gains and losses of integrated foreign subsidiaries are included in income.

Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. At the balance sheet date, monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at that date, revenue and expenses are translated at exchange rates prevailing during the year and the resulting translation exchange gains and losses are included in income.

Exchange gains and losses on forward contracts are included in income in the same period as the gains or losses on the items hedged.

Deferred lease inducements

Lease inducements are deferred and amortized on a straight-line basis over the term of the lease.

[in thousands of dollars, except per share amounts]

Stock-based compensation

CI has a stock-based compensation plan, which as described in note 10[b] includes a cash settlement option. Compensation expense is recognized and recorded as a liability based upon the intrinsic value of outstanding stock options as at the balance sheet date and the proportion of their vesting periods that have elapsed. On the exercise of stock options for shares, the liability recorded with respect to the options and consideration paid by the employees are credited to share capital.

Fair value of financial instruments

The estimated fair values of all financial instruments approximate their carrying amounts in the consolidated balance sheets.

CI had a forward contract outstanding as at May 31, 2004 to sell U.S. $9,500 at a forward rate of $1.3803 on October 26, 2004. The contract was settled on June 30, 2004 and CI realized a gain of $339.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

The treasury stock method is used in the calculation of per share amounts. Basic per share amounts are determined by dividing income by the weighted average number of shares outstanding during the year. Prior to the amendment of the employee incentive stock option plan to introduce a cash settlement option, diluted per share amounts were determined by adjusting the weighted average number of shares outstanding for the dilutive effect of stock options. Subsequent to the amendment, there is no dilutive effect as CI accounts for its stock options as a liability.

[in thousands of dollars, except per share amounts]

Business acquisitions

The purchase method of accounting is used for business acquisitions and the results of operations are consolidated from the date of acquisition.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the consolidated financial statements and the reported amounts of certain revenue and expenses during the reporting year. Actual results could differ from those estimates.

2. CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Deferred sales commissions

Effective June 1, 2003, CI revised its accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised estimate period has been determined by management to be consistent with the period over which CI currently benefits from the sales commissions paid.

Stock-based compensation

As described in note 10[b], CI amended the terms of its employee incentive stock option plan on April 9, 2003 to introduce a cash settlement option. The amendment had the effect of decreasing net income for the year ended May 31, 2004 by $17,161 [2003 - $30,823].

3. CLIENT AND TRUST FUNDS

Included in trust funds on deposit are amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. The corresponding liabilities are included in trust funds payable.

[in thousands of dollars, except per share amounts]

4. BUSINESS ACQUISITIONS

Year ended May 31, 2004

On October 6, 2003, CI completed its acquisition of all of the outstanding common shares of Synergy Asset Management Inc. ["Synergy"], manager of the Synergy mutual funds. As consideration, CI paid $94,283 in cash and issued 1,655,874 common shares of CI.

On November 7, 2003, CI completed its acquisition of all of the outstanding common shares of Skylon Capital Corp., manager of the VentureLink Group of Funds and a series of retail structured products. As consideration, CI paid $33,817 in cash, and must pay a portion of future performance fees, where earned on certain funds, which will be netted against performance fees earned in that period.

On November 14, 2003, CI completed its acquisition of all of the outstanding common shares of the Canadian operations of Assante Corporation, consisting of an investment management business and a network of financial advisors. As consideration, CI paid $309,942 in cash and issued 38,846,974 common shares of CI.

In conjunction with the above three transactions, Sun Life Assurance Company of Canada purchased 20,698,368 common shares of CI from treasury for $265,336 in order to maintain its proportionate share of ownership of CI.

In addition, CI issued 932,576 stock appreciation rights with a strike price of $13.34 that expire in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2004 and 2003

Details of the net assets acquired, at fair value, are as follows:

	Skylon Capital Corp. $	Synergy Asset Management Inc. $	Assante Corporation $	Total $
Cash	1,188	1,802	24,387	27,377
Trust funds on deposit	—	—	91,988	91,988
Accounts receivable and prepaid expenses	2,957	1,259	45,586	49,802
Capital assets	—	378	19,855	20,233
Deferred sales commissions	—	5,600	10,500	16,100
Fund administration contracts	—	—	32,500	32,500
Fund management contracts	17,000	35,000	495,000	547,000
Other assets	—	485	6,192	6,677
Accounts payable and accrued liabilities	(1,216)	(3,619)	(60,927)	(65,762)
Trust funds payable	—	—	(91,988)	(91,988)
Future income taxes	(6,120)	5,255	(169,928)	(170,793)
Other liabilities	—	—	(14,876)	(14,876)
Goodwill on acquisition	20,351	70,406	498,766	589,523
	34,160	116,566	887,055	1,037,781

Details of the consideration given, at fair value, are as follows:

	Skylon Capital Corp. $	Synergy Asset Management Inc. $	Assante Corporation $	Total $
Cash	33,817	94,283	309,942	438,042
CI common shares	—	22,189	520,549	542,738
Assante Corporation shares already owned	—	—	55,533	55,533
Transaction costs	343	94	1,031	1,468
	34,160	116,566	887,055	1,037,781

[in thousands of dollars, except per share amounts]

The common shares of CI issued as consideration were valued at $13.40 per share, the closing price immediately prior to the announcement date of the three acquisitions on August 22, 2003.

The goodwill on acquisition is not deductible for income tax purposes. $485,623 of the balance relates to the Asset Management segment and $103,900 relates to the Asset Administration segment.

Immediately following the Synergy acquisition, Synergy was amalgamated into CIMF.

Included in other liabilities are accruals for severance and exit costs of $10,000 related to the three acquisitions, of which $5,600 has been paid prior to May 31, 2004.

Year ended May 31, 2003

On July 25, 2002, CI acquired all of the outstanding shares of Spectrum Investment Management Limited ["Spectrum"], the mutual fund management subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. ["Diversico"], the mutual fund management subsidiary of Clarica Life Insurance Company.

Details of the net assets acquired, at fair value, are as follows:

	$
Cash	10,133
Fund management contracts	432,582
Other assets	23,760
Future income taxes	(127,716)
Other liabilities	(16,414)
Goodwill on acquisition	329,680
	652,025

Details of the consideration given, at fair value, are as follows:

	$
CI common shares	651,636
Transaction costs	389
	652,025

[in thousands of dollars, except per share amounts]

The common shares of CI issued as consideration were valued at $9.15 per share, the weighted average price on July 24, 2002.

The goodwill on acquisition relates to the Asset Management segment and is not deductible for income tax purposes.

Immediately following the acquisition, Spectrum and Diversico were amalgamated into CIMF.

5. LIMITED PARTNERSHIPS

During various periods for certain Funds prior to July 31, 1997, selling commissions on sales of securities of the Funds under the deferred sales charge method were financed by various limited partnerships. In return, the limited partnerships receive any redemption fees paid with respect to the related securities and CI is obligated to pay the limited partnerships an annual fee based on the net asset value of the securities sold so long as such securities remain outstanding and the applicable partnership has not been wound up. As at May 31, 2004, the net asset value of securities of the Funds financed by the limited partnerships was $909,000 [2003 - $1,047,000].

6. FUND CONTRACTS

Fund contracts consist of the following:

	2004		2003	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Fund administration contracts	**32,500**	**650**	—	—
Fund management contracts				
Definite life	**12,000**	**750**	—	—
Indefinite life	**967,582**	**—**	432,582	—
	1,012,082	**1,400**	432,582	—
Less accumulated amortization	**1,400**		—	
Net book value	**1,010,682**		432,582	

[in thousands of dollars, except per share amounts]

7. CAPITAL ASSETS

Capital assets consist of the following:

	2004		2003	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Computer hardware and software	**38,453**	**20,377**	17,004	15,694
Office equipment	**7,511**	**5,006**	5,151	4,224
Leasehold improvements	**9,312**	**4,027**	5,509	3,298
Property	**345**	**126**	345	104
	55,621	**29,536**	28,009	23,320
Less accumulated amortization	**29,536**		23,320	
Net book value	**26,085**		4,689	

8. OTHER ASSETS

Other assets consist of the following:

	2004 $	2003 $
Investment in limited partnership	**1,366**	1,454
Investment in BGAM-managed funds	**1,568**	1,438
Deferred charges	**930**	—
Long-term fees receivable	**3,577**	—
Other	**1,388**	204
	8,829	3,096

[in thousands of dollars, except per share amounts]

9. LONG-TERM DEBT

CI has arranged a revolving credit facility with a Canadian chartered bank for general corporate purposes for $500,000. Amounts may be borrowed under this facility through prime rate loans, which bear interest at the greater of the bank's prime rate and one month bankers' acceptance rates plus 0.75%, or bankers' acceptances, which bear interest at bankers' acceptance rates plus 0.30%.

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 0.30% on any undrawn portion. At May 31, 2004, CI had accessed $1,409 [2003 - nil] by way of letters of credit.

Loans are made by the bank under a 364-day revolving credit facility, the term of which may be extended annually at the bank's option. If the bank elects not to extend the term, the outstanding principal amount shall be repaid in equal monthly installments over the following four years.

The facility is collateralized by a registered general security agreement from CI and certain subsidiaries of CI, assignment of the shares in CIMF, Assante, certain subsidiaries of Assante and Skylon, and assignment of the management agreements and redemption fees of CIMF and certain subsidiaries of Assante. The facility also requires CI to meet certain financial ratios on a quarterly basis.

As at May 31, 2004, $245,165 [2003 - $144,000] has been drawn on this facility in the form of bankers' acceptances at an effective interest rate of 2.31% [2003 - 3.60%]. Interest expense attributable to the long-term debt for the year ended May 31, 2004 was $6,554 [2003 - $5,318].

10. SHARE CAPITAL

[a] Details with respect to share capital are as follows:

	Common shares	
	Number of shares [in thousands]	Stated value $
Authorized		
Unlimited preference shares		
Unlimited common shares		
Issued		
May 31, 2002	170,786	293,450
Issuance of share capital *[note 4]*	71,217	651,636
Share repurchase	(10,114)	(28,681)
Exercise of stock options	3,637	22,252
May 31, 2003	235,526	938,657
Issuance of share capital *[note 4]*	61,203	808,074
Share repurchase	(1,680)	(7,935)
Exercise of stock options	150	2,187
May 31, 2004	**295,199**	**1,740,983**

For shares issued on the exercise of stock options after the amendment to the employee incentive stock option plan on April 9, 2003 [note 10[b]], the liabilities at the dates on which the stock options were exercised amounted to $1,575 [2003 - $8,060] and were included in the stated value of the shares issued.

During fiscal 2004, 1,679,700 common shares [2003 - 10,114,000] were repurchased under a normal course issuer bid at an average cost of $12.74 per share [2003 - $10.30] for a total consideration of $21,392 [2003 - $104,176]. Deficit was increased by $13,457 [2003 - $75,495] for the cost of the shares repurchased in excess of their stated value.

[b] Employee incentive stock option plan

CI has an employee incentive stock option plan [the "Plan"] for the executives and key employees of CI. The maximum number of common shares that may be issued under the Plan is 41,722,566. As at May 31, 2004, there are 9,685,799 common shares [2003 - 10,071,675] reserved for issuance on exercise of stock options. These options vest over periods of up to five years, may be exercised at prices ranging from $4.00 to $15.59 per common share with a total intrinsic value of $54,561 as at May 31, 2004 and expire at dates up to 2009.

On April 9, 2003, the Board of Directors approved an amendment to the Plan, which introduced a cash settlement alternative to be included both in existing options and in options to be granted in the future. Consequently, CI will recognize a liability and compensation expense in future periods based upon the intrinsic value of the existing options and the proportion of their vesting periods that have elapsed. Based on a market price of $10.68 per common share on April 9, 2003, CI immediately recognized a compensation expense of $36,018. The total stock-based compensation expense for the year ended May 31, 2004 of $39,988 [2003 - $42,841] has been included in selling, general and administrative expenses.

Details of the Plan activity and status for the years ended May 31 are as follows:

	2004		2003	
	Number of options [in thousands]	Weighted average exercise price $	Number of options [in thousands]	Weighted average exercise price $
Options outstanding, beginning of year	10,072	8.27	12,720	6.72
Options granted	2,273	15.59	1,928	10.51
Options exercised	(2,601)	5.15	(4,171)	3.98
Options cancelled	(58)	10.94	(405)	14.39
Options outstanding, end of year	9,686	10.81	10,072	8.27
Options exercisable, end of year	4,060	9.22	3,811	6.86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2004 and 2003

Details of the Plan options outstanding and exercisable as at May 31, 2004 are as follows:

Exercise price $	**Number of options outstanding** [in thousands]	**Weighted average remaining contractual life** [years]	**Number of options exercisable** [in thousands]
4.00	40	0.6	40
4.15	20	0.6	20
4.51	889	1.3	500
4.73	883	1.4	478
4.78	207	0.9	207
10.51	1,811	3.9	580
11.00	1,087	1.8	806
11.27	1,214	2.8	599
12.01	1,262	3.0	830
15.59	2,273	4.9	—
4.00 to 15.59	**9,686**	**3.1**	**4,060**

[c] Employee share purchase loans

CI has an employee share purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at May 31, 2004, the carrying amount of employee share purchase loans is $7,259 [2003 - $11,831] and is included in accounts receivable and prepaid expenses. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at May 31, 2004, the shares held as collateral have a market value of approximately $21,309 [2003 - $25,144].

[d] Earnings per share

The weighted average number of shares outstanding for the years ended May 31 is as follows:

	2004	2003
	[in thousands]	
Basic	**268,103**	224,850
Diluted	**268,103**	228,447

Before April 9, 2003, stock options were share-settled and the diluted earnings per share were calculated using the treasury stock method. On April 9, 2003, CI introduced a cash settlement alternative to its stock option plan. Diluted earnings per share were calculated using the diluted weighted average number of shares outstanding, which includes the dilutive effect, if any, of stock options. For the year ended May 31, 2003, the effect of options for 1,332,300 shares was excluded because such options were not "in the money" during the year. For the year ended May 31, 2004, there was no dilutive effect as CI accounts for its stock options as a liability.

[e] Stock appreciation rights

In conjunction with the acquisition of Assante, CI has issued share appreciation rights to certain former option holders. The intrinsic value of these rights at the date of grant has been included as a liability in the fair value of net assets acquired. These rights may only be settled for cash.

11. RELATED PARTY TRANSACTIONS

CI enters into transactions related to the advisory and distribution of the Funds with Sun Life Assurance Company of Canada, a shareholder of CI, and its subsidiaries ["Sun Life"]. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the year ended May 31, 2004, CI incurred charges for deferred sales commissions of $31,976 [2003 - $21,162], investment advisor fees of $379 [2003 - $2,097] and trailer fees of $58,511 [2003 - 52,929] to Sun Life. The balance payable to Sun Life as at May 31, 2004 of $6,085 [2003 - 5,328] is included in accounts payable and accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2004 and 2003

12. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI's future income tax liabilities and assets as at May 31 are as follows:

	2004 $	2003 $
Future income tax liabilities		
Fund contracts	**353,316**	121,200
Deferred sales commissions	**91,242**	49,036
Other	**18,668**	3,222
Total future income tax liabilities	**463,226**	173,458
Future income tax assets		
Stock-based compensation	**16,661**	9,932
Non-capital loss carryforwards	**16,803**	—
Acquisition related costs	**11,204**	—
Other	**3,658**	3,805
Total future income tax assets	**48,326**	13,737
Net future income tax liabilities	**414,900**	159,721

The net future income tax liabilities are classified in the consolidated balance sheets as follows:

	2004 $	2003 $
Current future income tax assets	**27,865**	9,932
Non-current future income tax liabilities	**442,765**	169,653

[in thousands of dollars, except per share amounts]

The following is a reconciliation between CI's statutory and effective income tax rates:

	2004 %	2003 %
Combined Canadian federal and provincial income tax rate	**36.4**	37.8
Increase (decrease) in taxes resulting from:		
Compensation expense on share settled options	**0.1**	2.8
Non-taxable portion of capital losses (gains)	**—**	0.9
Impact of rate changes on future income taxes	**7.3**	(0.1)
Other, net	**(0.2)**	(0.6)
	43.6	40.8

Substantively enacted increases to income tax rates during the year have resulted in a $28,900 non-cash charge in the future tax provision for the year.

13. SEGMENTED INFORMATION

As a result of the acquisitions in fiscal 2004, CI now has three reportable segments: Asset Management, Asset Administration and Other. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and net assets of CIMF and Assante Asset Management Ltd., which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Advisory Services Ltd. and most of its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

The Other segment mainly comprises revenues earned from managed institutional assets and corporate activities.

In the prior fiscal year, CI operated as one reportable segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2004 and 2003

Segmented information for the year ended May 31, 2004 is as follows:

	Asset Management $	Asset Administration $	Other $	Intersegment Elimination $	Total $
Management fees	710,950	—	—	—	710,950
Administration fees	—	108,495	—	(50,458)	58,037
Other revenue	52,492	3,003	20,191	—	75,686
Total revenue	**763,442**	**111,498**	**20,191**	**(50,458)**	**844,673**
Net selling, general and administrative	65,186	18,085	5,121	—	88,392
Investment advisor fees	58,583	—	—	—	58,583
Investment dealer fees	—	80,076	—	(40,366)	39,710
Trailer fees	204,164	—	—	(6,398)	197,766
Amortization of deferred sales commissions	34,252	—	—	(264)	33,988
Amortization of fund contracts	750	650	—	—	1,400
Other expenses	6,349	—	12,763	—	19,112
Total expenses	**369,284**	**98,811**	**17,884**	**(47,028)**	**438,951**
Income before income taxes And non-segmented items	**394,158**	**12,687**	**2,307**	**(3,430)**	**405,722**
Interest expense					8,588
Minority interest					5,390
Provision for income taxes					170,700
Net income for the year					**221,044**
Identifiable assets	1,334,106	172,774	71,109	(3,430)	1,574,559
Goodwill	815,303	103,900	—	—	919,203
Total assets	**2,149,409**	**276,674**	**71,109**	**(3,430)**	**2,493,762**

[in thousands of dollars, except per share amounts]

14. COMMITMENTS AND CONTINGENCIES

Lease commitments

CI has entered into leases relating to the rental of office premises and computer equipment. The approximate future minimum annual rental payments under such leases are as follows:

	$
2005	12,463
2006	7,295
2007	6,171
2008	5,385
2009	4,240
2010 and thereafter	7,654

Shareholder advisor agreements

CI is a party to shareholder advisor agreements, which provide that the shareholder advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the shareholder advisor agreement.

Indemnities

CI has agreed to indemnify its directors and officers, and certain of its employees in accordance with CI's by-laws. CI maintains insurance policies that may provide coverage against certain claims.

Litigation

CI is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of CI.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2004 and 2003

15. SUBSEQUENT EVENT

On June 3, 2004, CI acquired all of the outstanding common shares of IQON Financial Management Inc., a mutual fund dealership, and Synera Financial Services Inc., an independent insurance advisory firm, from Sun Life. As consideration, CI paid $38,500 in cash. The net book value of the two companies is not significant.

16. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.